United States Securities and Exchange Commission Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Palantir Technologies Inc.

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the signatories of the attached letter own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Statement on Investor Letter on Palantir’s Human Rights Impacts

The Board of Directors

Palantir Technologies Inc.

May 14, 2026

Re: Investor Letter to Palantir regarding its Human Rights Impacts

Dear Mr. Thiel and Other Members of the Board,

As long-term investors with at least USD $336,120,852,425 in assets under management or advisement,1 we believe the protection of human rights is essential to safeguarding our investments. We are concerned about the use of Palantir software by governmental and nongovernmental agencies to violate human rights, including the rights to security of person; privacy; freedom of movement; freedom of expression; non-discrimination; peaceful assembly; and due process.

We support the doctrines cited in Palantir's Human Rights Policy and the Company's affirmation of "the right of all people to protection under the Universal Declaration of Human Rights (“UDHR”)”2 and its acknowledgement of its "corporate responsibility to endeavor to protect human rights and support[] the principles outlined in the United Nations Guiding Principles on Business and Human Rights (“UNGPs”), the UDHR, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, and the human rights guidance set forth in the OECD Guidelines for Multinational Enterprises."3

Accordingly, we are writing to voice our concern that Palantir does not appear to be complying with the due diligence measures regarding the use of its products in its Human Rights Policy and to state our support of the Congregation of the Sisters of Saint Joseph of Peace's (CSJP) shareholder proposal requesting that the company publish a Human Rights Impact Assessment (“HRIA”).

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1 Not all signatories own PLTR stock, but for those who do, their collective PLTR holdings are valued at USD $156,110,519.

2 https://www.palantir.com/assets/xrfr7uokpv1b/29IHCTisO8v2pofVMrxtnX/7e91f4f393074f69ae047d01eaebabce/Palantir_Human_Rights_Policy.pdf p1

3 https://www.palantir.com/assets/xrfr7uokpv1b/29IHCTisO8v2pofVMrxtnX/7e91f4f393074f69ae047d01eaebabce/Palantir_Human_Rights_Policy.pdf p 1

The UNGPs - mentioned in the Company's Human Rights Policy - state that "[i]n order to gauge human rights risks, business enterprises should identify and assess any actual or potential adverse human rights impacts with which they may be involved either through their own activities or as a result of their business relationships," as well as track and communicate on the effectiveness of their human rights due diligence.4

Palantir states that when it is “made aware of claims of misuse of Palantir products, we will explore using every means at our disposal, including but not limited to contract provisions, collaboration with third-party oversight organizations, full cooperation with investigatory and judicial bodies, and termination of customer relationships.”5 At the same time, Palantir provides little detail on its human rights due diligence process.

We understand the Company's statement that "there are legal, ethical and privacy limitations around [Palantir's] ability to actively monitor all customer actions or leverage data they legally own, within Palantir products,"6 yet we are alarmed by the magnitude of publicly available information identifying human rights abuses resulting from governmental customer use of Palantir's software.

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4 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf UNGP Principle 18, p 19

5 https://www.palantir.com/assets/xrfr7uokpv1b/29IHCTisO8v2pofVMrxtnX/7e91f4f393074f69ae047d01eaebabce/Palantir_Human_Rights_Policy.pdf p 3

6 https://www.palantir.com/assets/xrfr7uokpv1b/29IHCTisO8v2pofVMrxtnX/7e91f4f393074f69ae047d01eaebabce/Palantir_Human_Rights_Policy.pdf p3

Palantir software has been connected to human rights abuses carried out by US and international police departments,7 US Immigration and Customs Enforcement (“ICE”),8 US Department of Homeland Security (“DHS”),9 and the US Military.10 In addition, there are credible human rights concerns about the Department of Health and Human Services, National Institutes of Health, and Centers for Disease Control and Prevention’s use of Palantir software and health data being used to locate undocumented people.11

In February 2026, the New York City Comptroller requested Palantir commission an independent third-party human rights risk assessment related to Palantir’s work with DHS, including ICE, citing “the potential for elevated enterprise risk with implications for long-term- shareholder value.”12

Also, in February, Michael Burry stated that the value of Palantir's stock is 66% lower than the price at which it is trading. Burry cited overstated margins, spending, and high expectations relative to revenue13 creating financial risk for shareholders that could be exacerbated by lack of sufficient human rights due diligence and transparency.

More recently, ABP, the Netherlands’ largest pension fund, divested from Palantir,14 and public pensions funds in California, Maine, New Jersey, New York, and Oregon are facing significant pressure from beneficiaries to similarly divest.15

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7 https://www.techpolicy.press/politicians-move-to-limit-predictive-policing-after-years-of-controversial-failures/ https://www.theguardian.com/us-news/2021/nov/07/lapd-predictive-policing-surveillance-reform https://www.techdirt.com/2018/03/23/new-orleans-secret-predictive-policing-software-challenged-court/ https://www.brennancenter.org/our-work/analysis-opinion/palantir-contract-dispute-exposes-nypds-lack-transparency https://www.bundesverfassungsgericht.de/SharedDocs/Entscheidungen/EN/2023/02/rs20230216_1bvr154719en.html

https://libertyinvestigates.org.uk/articles/uk-police-working-with-controversial-tech-giant-palantir-on-real-time-surveillance-network/

https://www.brennancenter.org/our-work/research-reports/dangers-unregulated-ai-policing

8 https://static1.squarespace.com/static/62c3198c117dd661bd99eb3a/t/682f27817f8ce231daa5c949/1747920769727/FINAL_TRUMP+2.0+DHS+FIRST+100+DAYS+BRIEF-compressed.pdf https://www.amnesty.org/en/latest/news/2025/08/usa-global-tech-made-by-palantir-and-babel-street-pose-surveillance-threats-to-pro-palestine-student-protestors-migrants/

9 https://www.ohchr.org/sites/default/files/Documents/Issues/Racism/SR/RaceBordersDigitalTechnologies/Palantir_Played_Key_Role_in_Arresting_Families_for_Deportation_Document_Shows.pdf https://www.amnesty.org/en/latest/news/2025/08/usa-global-tech-made-by-palantir-and-babel-street-pose-surveillance-threats-to-pro-palestine-student-protestors-migrants/

10 https://www.business-humanrights.org/en/latest-news/human-rights-experts-raise-the-alarm-about-ai-powered-targeting-while-palantir-reportedly-embeds-weapons-targeting-technology-across-the-us-military/ https://oecd.ai/en/incidents/2026-03-16-21e7

11 https://www.nytimes.com/2025/06/06/health/cdc-data-privacy-palantir.html https://www.nytimes.com/interactive/2020/10/21/magazine/palantir-alex-karp.html

12 https://comptroller.nyc.gov/reports/letter-to-palantir-technologies-requesting-third-party-human-rights-risk-assessment/

13 https://www.businessinsider.com/big-short-michael-burry-palantir-stock-price-outlook-2026-2

14 https://nltimes.nl/2026/04/02/largest-dutch-pension-fund-cuts-ties-controversial-tech-firm-palantir

15 https://readsludge.com/2026/03/31/these-state-pension-funds-invest-in-palantir/

In addition, there has been increasing grassroots activity against the company for its software's alleged facilitation of human rights abuses, increasing reputational risk and the long-term value of the company.16 Given the Company’s longstanding contentions that media reporting on its products and services is inaccurate, the requested HRIA could also help dispel any inaccurate reporting, if this is the case, thereby reducing reputational damage.

We, the undersigned, call for Palantir to have an independent third party conduct and publish an HRIA with "meaningful consultation with potentially affected groups and other relevant stakeholders"17 in line with its corporate policies and the international standards mentioned therein.

Sincerely,

Nia Impact Capital
Azzad Asset Management
American Federation of Labor and Congress of Industrial Organizations (AFL-CIO)
Sisters of the Humility of Mary
Region VI Coalition for Responsible Investment
United Church Funds
Praxis Investment Management
Figure 8 Investment Strategies
Folksam Group

AJL Foundation Adasina Social Capital Ethos Foundation Storebrand Asset Management Etica Funds - Responsible Investment Missionary Oblates of Mary Immaculate Zevin Asset Management

Sisters of the Holy Names of Jesus and Mary - General Administration

Grey Nuns of the Sacred Heart

Maryknoll Sisters

Chevedden Corporate Governance

Sisters of Charity of New York

Sisters of Bon Secours

Newground Social Investment

Sustainable Advisors Alliance LLC

Wespath Benefits & Investments

NorthStar Asset Management

Sisters of St. Francis of Philadelphia

Vancity Investment Management

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16 https://thehill.com/policy/technology/5813636-palantir-controversy-immigration-democrats/ https://www.theguardian.com/uk-news/2025/sep/04/coventry-council-review-palantir-contract-protests-israel-defense-forces-link https://www.medact.org/2026/resources/briefings/briefing-palantir-fdp/ https://www.theguardian.com/technology/2026/mar/26/new-york-hospitals-palantir-ai https://act.nnu.org/sign/palantir-out-of-hospitals/

17 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf UNGP Principle 18, p 19 OHCHR commentary states that: "Potential impacts should be addressed through prevention or mitigation, while actual impacts – those that have already occurred – should be a subject for remediation (Principle 22)." p 19

Future Group

Velliv